Via Facsimile and U.S. Mail
Mail Stop 4720

April 12, 2010

Mr. Philip V. Bancroft
Chief Financial Officer
ACE Ltd.
Bärengasse 32
Zurich, Switzerland CH-8001
98-0091805

Re: **ACE Ltd**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed on February 25, 2010
        File No. 001-11778

Dear Mr. Bancroft:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill Impairment, page 53

1.   You disclose that, in part, you apply an allocated market capitalization model in
       assessing the fair value of your reporting units. Please revise your disclosure to
       clarify how you considered that your book value of equity is greater than your
       market capitalization in your goodwill impairment tests. Please also consider

revising your disclosure to indicate, if true, that no reporting units are at risk of failing step one in the goodwill impairment test or that material goodwill does not exist at reporting units that are at risk of failing step one. Otherwise, for reporting units with material goodwill that are at risk of failing step one in the goodwill impairment test, please disclose:

- The percentage by which fair value exceeded carrying value as of the most recent test date;
- The amount of goodwill allocated to those reporting units;
- The methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Part III, page 95

2.   We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Philip V. Bancroft
ACE, Ltd
April 12, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Staff Attorney, at (202) 551-3862 regarding any other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant